UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 20, 2014: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2014. This report on Form 6-K , except for the paragraph beginning with  “Aristides Pittas, Chairman and CEO of Euroseas commented:” and  the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 File No. 333-177014, initially filed with the Commission on September 27, 2011, as amended, and the Company’s Registration Statement  on Form F-3 File No. 333-194922 filed on March 31, 2014.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2014

Maroussi, Athens, Greece – May 20, 2014 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2014.

First Quarter 2014 Highlights:

•

Net loss of $2.2 million or $0.05 loss per share basic and diluted on total net revenues of $9.5 million. Adjusted net loss1 for the period was the same.

•

Adjusted EBITDA1 was $1.0 million.

•

An average of 14.00 vessels were owned and operated during the first quarter of 2014 earning an average time charter equivalent rate of $7,969 per day.

•

The Company declared its first dividend of $0.3 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

Recent Developments:

•

March 2014: Sold 11,164,868 shares of its common stock shares in a private placement for aggregate net proceeds of approximately $14.4 million.

•

May 2014: Concluded the signing of a previously announced agreement to acquire the contracts for the construction of two Kamsarmax fuel efficient drybulk carriers of 82,000 dwt each scheduled to be delivered in the fourth quarter of 2015 and in the fourth quarter of 2016; chartered the vessel to be delivered in the fourth quarter of 2015 for 4 years with an additional year at charterer’s option with the contract expected to generate approximately of $20 million of revenues over the four years.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first four months of 2014, the drybulk market weakened whilst the containership market showed some signs of moving slightly up, away from its all-time lows. We expect both markets to show a slow gradual improvement over the remaining of 2014 and 2015 based on the expected demand and supply developments. Our chartering strategy remains to pursue short term charters of 3-12 months in order to retain the opportunity to take advantage of any rate increases.

_____________________________

1 Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

“Over the last six months, we embarked on an investment program for the drybulk part of our fleet by ordering or acquiring the contracts of 4 newbuilding vessels and agreeing to acquire a second hand panamax vessel thus positioning Euroseas to take advantage of the expected recovery of the drybulk market; we focused mainly on newbuilding contracts as we believe that newbuilding prices have moved only modestly up as compared to secondhand prices. We have also raised more than $43m net proceeds through a preferred offering and a common share offering to finance the equity portion of these investments. In parallel, we pursued opportunities in the containership market via Euromar, our joint venture with 2 private equity firms, and acquired a 5,600 teu vessel with a 3-year charter. With all the above, we believe we made Euroseas a company with significant presence and exposure in the drybulk market -when our newbuilding program is complete- but also with an additional significant upside potential if the containership market recovers, through the vessels we directly own and our share in Euromar. We continue to look for additional opportunities to further expand our fleet in accretive ways.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2014 reflect the continued depressed state of the markets. Comparing our results for the first quarter of 2014 with the same period of 2013, our net revenues declined by about $1.4 million but we incurred lower drydocking expenses of approximately $1.7 million and lower depreciation expenses of approximately $1.4 million which overall resulted in a lower overall loss of $0.05 / share, taking also into account the increased number of shares during the first quarter of 2014 due to our recent common stock offering.

“Total daily vessel operating expenses, including management fees and general and administrative (“G&A”) expenses increased by 1.2% on a per vessel per day basis during the first quarter of 2014 as compared to the first quarter of 2013. Our drydocking expenses in the first quarter of 2014 were only $68/day on a per vessel per day basis reflecting expenses for upcoming drydockings as there was no drydocking performed during the first quarter of 2014, a level that was significantly lower as compared to the $1,343/day for same period of 2013 during which three drydockings were performed. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages.

“As of March 31, 2014, our outstanding debt is about $52.5 million versus restricted and unrestricted cash of about $62.3 million. We were in compliance with all our loan covenants.”

First Quarter 2014 Results:

For the first quarter of 2014, the Company reported total net revenues of $9.5 million representing a 12.5% decrease over total net revenues of $10.9 million during the first quarter of 2013. The Company reported loss for the period of $2.2 million as compared to a net loss of $4.6 million for the first quarter of 2013. The results for the first quarter of 2014 include a $0.2 million unrealized gain on derivatives as compared to $0.5 million unrealized gain on derivatives for the same period of 2013; and a $0.2 million realized loss on derivatives compared to a $0.4 million realized loss in the same period of 2013. Drydocking expenses of $0.09 million during the quarter were significantly lower than the $1.8 million incurred in the first quarter of 2013, since no vessel undertook drydock in the first quarter of the year 2014. Depreciation expense for the first quarter of 2014 was $2.9 million compared to $4.3 million during the same period of 2013 as a result of the lower number of vessels in the fleet but also due to lower cost base for nine of the containerships as a result of the impairment charge recorded as of December 31, 2013. On average, 14.00 vessels were owned and operated during the first quarter of 2014 earning an average time charter equivalent rate of $7,817 per day compared to 15.00 vessels in the same period of 2013 earning on average $8,718 per day.

Adjusted EBITDA for the first quarter of 2014 was $1.0 million up from negative $0.1 million achieved during the first quarter of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2014 was $0.05, calculated on 47,956,229 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.10 for the first quarter of 2013, calculated on 45,319,605 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the unrealized gain and realized losses on derivatives, the adjusted loss per share for the quarter ended March 31, 2014 would have remained the same at $0.05 per share basic and diluted, compared to the loss, for the quarter ended March 31, 2013 of $0.10 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile including newbuild and secondhand vessels we agreed to construct or acquire is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
Vessels under constructions (**)
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Hull Number YZJ 1116	Kamsarmax	82,000		2015	4 year TC starting at delivery+ 1 year at charterer’s option
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Vessels in the water
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-15	105% average BPI 4 TC
ELENI P	Panamax	72,119		1997	TC 'till Oct-14	97% of average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Aug-14	$9,000
MONICA P	Handymax	46,667		1998	TC ‘til Sep-14	$7,500
EIRINI P (**)	Panamax	76,466		2004	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G (ex.MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til Apr-15	$8,200
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Jun-14 +6 months at charterer’s option	$6,800 $9,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'til Sep-14	$6,950
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Sep-14	$6,950
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Jun-14 then ‘til Jul-15	$6,500 $7,750
JOANNA	Handy size	22,301	1,732	1999	TC ‘till Jun-14	$7,500
MARINOS	Handy size	23,596	1,599	1993	TC 'till Nov -14 + 5 months charterer’s option	$7,150 $8,000
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Mar-15	$7,200
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Oct-14	$8,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Jul-14	$7,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587

 Note: (*)  Charter duration indicates the earliest redelivery date unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (*). Generally, charterers have a range of 15 days to 3 of months to redeliver the vessels depending on the length of the charter.

(**) Vessels are to be delivered in the fourth quarter of 2015 (one ultramax and one kamsarmax), the other ultramax in the first quarter of 2016 and the other kamsarmax in the fourth quarter of 2016. The Company expects to take delivery of Eirini P in May 2014.  Until delivery, the Company is not the owner of the vessels.

Summary Fleet Data:

	Three months, ended March 31, 2013	Three months, ended March 31, 2014
FLEET DATA
Average number of vessels (1)	15.00	14.00
Calendar days for fleet (2)	1,350.0	1,260.0
Scheduled off-hire days incl. laid-up (3)	66.1	-
Available days for fleet (4) = (2) - (3)	1,283.9	1,260.0
Commercial off-hire days (5)	8.42	-
Operational off-hire days (6)	16.45	2.3
Voyage days for fleet (7) = (4) - (5) - (6)	1,259.0	1,257.7
Fleet utilization (8) = (7) / (4)	98.1%	99.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.3%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.7%	99.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	8,718	7,817
Vessel operating expenses excl. drydocking expenses (12)	5,554	5,548
General and administrative expenses (13)	715	800
Total vessel operating expenses excl. dd expenses (14)	6,269	6,348
Drydocking expenses (15)	1,343	68

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. The Company defines calendar days as the total number of days in a period during which each vessel in the Company’s fleet was in its possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of its fleet over a period and affect both the amount of revenues and the amount of expenses that the Company records during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The Company uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. The Company defines available days as the total number of days in a period during which each vessel in the Company’s fleet was in its possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. The Company defines commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. The Company defines operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. The Company defines voyage days as the total number of days in a period during which each vessel in the Company’s fleet was in its possession net of commercial and operational off-hire days. The Company uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. The Company calculates fleet utilization by dividing the number of the Company’s voyage days during a period by the number of its available days during that period. The Company uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. The Company calculates commercial fleet utilization by dividing the Company’s available days net of commercial off-hire days during a period by its available days during that period.

(10) Fleet utilization, operational. The Company calculates operational fleet utilization by dividing the Company’s available days net of operational off-hire days during a period by its available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing Voyage revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of the Company’s total expenses associated with operating its vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Wednesday, May 21, 2014 at 9:30 a.m. EDT, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until May 28, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the First Quarter 2014 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2013	2014

Revenues
Voyage revenue	11,339,366	9,966,997
Related party revenue	60,000	60,000
Commissions	(487,743)	(528,138)
Net revenues	10,911,623	9,498,859

Operating expenses
Voyage expenses	249,076	136,296
Vessel operating expenses	6,257,587	5,798,619
Drydocking expenses	1,812,402	85,404
Depreciation	4,283,094	2,852,920
Management fees	1,240,725	1,191,806
Other general and administrative expenses	965,866	1,007,889
Total operating expenses	14,808,750	11,072,934

Operating loss	(3,897,127)	(1,574,075)

Other income/(expenses)
Interest and finance cost	(479,340)	(470,141)
Gain / (loss) on derivatives	20,775	(41,654)
Foreign exchange gain	6,695	1,106
Other investment income	-	237,500
Interest income	188,468	109,616
Other expenses, net	(263,402)	(163,573)
Equity loss in joint venture	(465,699)	(475,434)

Net loss	(4,626,228)	(2,213,082)
Dividend Series B Preferred shares	-	(264,361)

Net loss available to common shareholders	(4,626,228)	(2,477,443)
Loss per share, basic & diluted	(0.10)	(0.05)
Weighted average number of shares, basic & diluted	45,319,605	47,956,229

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2013	March 31, 2014

ASSETS
Current Assets:
Cash and cash equivalents	11,400,237	53,276,020
Trade accounts receivable	1,879,151	732,240
Other receivables, net	1,440,833	622,599
Due from related party	-	1,701,125
Inventories	1,474,114	1,459,328
Restricted cash Prepaid expenses Total current assets	462,415 295,248 16,951,998	1,659,383 402,114 59,852,809
Fixed assets:
Vessels, net	105,463,737	102,610,817
Advances for vessels under construction and vessel acquisition	50,122	7,548,767
Long-term assets:
Restricted cash	7,400,000	7,400,000
Deferred charges, net	338,431	248,902
Other investments	5,196,196	5,433,696
Investment in joint venture	21,215,870	20,740,436
Total long-term assets	139,664,356	143,982,618
Total assets	156,616,354	203,835,427

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,862,000	14,362,000
Trade accounts payable	2,336,952	2,404,023
Accrued expenses	1,002,445	1,225,254
Accrued dividends	13,050	13,050
Deferred revenue	996,599	773,703
Due to related company	903,478	-
Derivatives	697,889	531,494
Total current liabilities	18,812,413	19,309,524

Long-term liabilities:
Long term debt, net of current portion	32,782,000	38,089,000
Derivatives	319,859	307,087
Total long-term liabilities	33,101,859	38,396,087
Total liabilities	51,914,272	57,705,611

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 45,723,255 and 56,888,123 issued and outstanding, respectively)

    Preferred shares (par value $0.01, 20,000,000 shares authorized, 0 and 30,964 shares issued and outstanding, respectively)

	1,371,698 -	1,706,644 310
Additional paid-in capital	252,314,683	295,889,828
Accumulated deficit	(148,984,299)	(151,466,966)
Total shareholders' equity	104,702,082	146,129,816
Total liabilities and shareholders' equity	156,616,354	203,835,427

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2013	2014

Cash flows from operating activities:
Net loss	(4,626,228)	(2,213,082)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	4,283,094	2,852,920
Amortization of deferred charges	50,281	30,850
Loss in investment in joint venture	465,699	475,434
Share-based compensation	208,746	146,040
Other income accrued	-	(237,500)
Unrealized gain on derivatives	(461,914)	(179,167)
Changes in operating assets and liabilities	1,695,654	(1,110,183)
Net cash provided by / (used in) operating activities	1,615,332	(234,688)

Cash flows from investing activities:
Contribution to joint venture	(6,250,000)	-
Advances for vessels under construction and vessel acquisition	-	(7,510,747)
Change in restricted cash	(658,761)	(1,196,968)
Net cash used in investing activities	(6,908,761)	(8,707,715)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	-	14,550,000
Proceeds from issuance of preferred stock, net	-	29,700,000
Dividends paid	(678,191)	-
Offering expenses paid	-	(131,814)
Loan fees paid	-	(107,000)
Proceeds from long-term debt	-	8,000,000
Repayment of long-term debt	(2,118,000)	(1,193,000)
Net cash (used in) / provided by financing activities	(2,796,191)	50,818,186

Net (decrease) / increase in cash and cash equivalents	(8,089,620)	41,875,783
Cash and cash equivalents at beginning of period	33,374,960	11,400,237
Cash and cash equivalents at end of period	25,285,340	53,276,020

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net loss	(4,626,228)	(2,213,082)
Interest and finance costs, net (incl. interest income)	290,872	360,525
Depreciation	4,283,094	2,852,920
Unrealized & realized (gain) / loss on derivatives	(20,775)	41,654
Adjusted EBITDA	(73,037)	1,042,017

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net cash flow provided by / (used in) operating activities	1,615,332	(234,688)
Changes in operating assets / liabilities	(1,695,654)	1,110,183
Loss on derivatives (realized)	441,139	220,821
Equity loss in joint venture and Other investment income, net	(465,699)	(237,934)
Share-based compensation	(208,746)	(146,040)
Interest, net	240,591	329,675
Adjusted EBITDA	(73,037)	1,042,017

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net loss	(4,626,228)	(2,213,182)
Unrealized gain on derivatives	(461,914)	(179,167)
Realized loss on derivatives	441,139	220,821
Adjusted net loss	(4,647,003)	(2,171,428)
Preferred dividends	-	(264,361)
Adjusted net loss available to common shareholders		(2,435,789)
Adjusted net loss per share, basic & diluted	(0.10)	(0.05)
Weighted average number of shares, basic & diluted	45,319,605	47,956,229

Adjusted Net loss and Adjusted Net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted Net loss to represent net loss before gain / loss in derivatives. Adjusted Net loss and Adjusted Net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, which items may significantly affect results of operations between periods.

Adjusted Net loss and Adjusted Net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP. The Company's definition of Adjusted Net loss and Adjusted Net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 4 drybulk carriers have a total cargo capacity of 262,074 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers, two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers and a second hand 76,000 dwt panamax drybulk vessel built in 2004, in Japan. Including the four new-buildings and the new second hand vessel, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 21, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer